OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

June 30, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Main Street Small- & Mid-Cap Fund
(SEC File No. 333-78269)

Dear Ms. Lithotomos:

We have reviewed your comments, received on June 4, 2014, to Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Main Street Small - & Mid-Cap Fund (the “Fund”), filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2014. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Confirm that the CDSC for Class A should be “None” as reflected in the expense table, as this conflicts with information in the back of the prospectus.

The Fund confirms that the CDSC for Class A listed in the fee table should be “None.”  The Fund declines to change the CDSC listed in the fee table for Class A to “1.00%.”  The Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.75% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum percentage of shareholder fees that could be experienced by a typical Class A shareholder and that it is appropriate to address the 1.00% CDSC—which only applies to those few Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date—in the section of the statutory prospectus describing Class A shares.

2.	The prospectus states that the Fund defines mid-cap issuers as those issuers that are within the range of market capitalizations of the Russell Midcap Index; however, the prospectus does not define the dollar capitalization of mid-cap companies. Please disclose in this section what that capitalization range was as of the most recent recapitalization date.

The Fund believes that disclosing the dollar capitalization range of the index has the potential to confuse and/or mislead investors into believing that the Fund uses a historical range to select the companies in which it invests, when it instead invests based on the range of market capitalizations of the Russell Midcap Index, which is subject to change at any time due to market activity or changes in the composition of the index. Separately, we note here that annually reconstituted dollar capitalization ranges are publicly available to shareholders on the Russell website, should they desire that information. According to the Russell website, as of April 30, 2014, the Russell Midcap Index has an average market capitalization of $12.031 billion and a median market capitalization of $5.973 billion, and its largest company by market capitalization has a market capitalization of $34.441 billion.

3.	Please explain why the section titled “Principal Risks” includes “Main Risks of Foreign Investing” when foreign investing is not listed as a principal investment strategy.

The principal investment strategies state that “Although the Fund invests mainly in U.S. companies, it can invest in securities issued by companies or governments in any country.” Accordingly, foreign investing is not a principal strategy of the Fund, and the paragraph titled “Main Risks of Foreign Investing” will be removed from the “Principal Risks.”

4.	The first sentence in the paragraph titled “Principal Risks” states: “The price of the Fund’s shares can go up and down substantially.” Please remove the word “substantially” from the sentence.

The first sentence in that section is intended to describe the potential volatility that can be associated with the Fund’s shares. The Fund believes that the statement is accurate, and in conjunction with the rest of the paragraph, explains to investors in plain English the result of such volatility by stating that broad changes or poor investment selection may cause the Fund to underperform, that redeemed shares may be more or less what you paid for them, and, more bluntly, that shareholders can lose money by investing in the Fund. Accordingly, the Fund does not believe that revision is necessary.

5.	Please confirm that the section titled “Principal Risks” encompasses all of the main risks of investing in the Fund.

The Fund believes that the section “Principal Risks” contains the main risks that apply to the Fund as a whole. However, the Fund has determined that a paragraph titled “Industry and Sector Focus” is appropriate to add as a “Principal Risk,” and will be added accordingly.

6.	Please confirm whether the investment objective is fundamental.

The investment objective is not fundamental. Shareholders approved a proposal to change the investment objective from fundamental to non-fundamental, as described in the proxy statement filed on December 14, 2011 (SEC Accession No. 000728889-11-001558) and approved by shareholders on February 29, 2012.

7.	The section “About Your Account-What Classes of Shares Does the Fund Offer” includes disclosure that “Effective after June 29, 2012, Class B shares are no longer offered for new purchases.” Given the length of time that has passed since the effective date, consider whether references to the June 2012 date can be removed.

The Fund believes that a sufficient period of time has passed since the effective date of the Class B closure, and therefore will remove the phrase “Effective after June 29, 2012” from any sentence that includes this date.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc: Kramer Levin Naftalis & Frankel LLP

KPMG LLP

Lori E. Bostrom, Esq.

Gloria LaFond